Exhibit 99.2
AMENDMENT TO
MASTER AGREEMENT
          THIS AMENDMENT (this “Amendment”) to that certain Master Agreement, dated as of May 20, 2008, as amended (the “Master Agreement”), by and among Seanergy Maritime Corp., a Marshall Islands corporation (“Seanergy”), Seanergy Maritime Holdings Corp. (f/k/a Seanergy Merger Corp.), a Marshall Islands corporation (“Buyer” which expression shall include its subsidiary nominees), the Sellers and the Investors (each as defined in the Master Agreement) is executed on July 25, 2008;
          WHEREAS, each of Seanergy, Buyer, the Sellers and the Investors wish to amend the Master Agreement as more fully described below.
          NOW THEREFORE, in consideration of the foregoing and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
AMENDMENTS
     1. The parties hereto agree to amend the Master Agreement to amend Recital C thereof by striking said Recital in its entirety and substituting for it the following:
“C.	The Sellers desire to sell, and Buyer or its subsidiary nominees desire to purchase, each of the relevant Seller’s right, title and interest in and to the six Vessels listed on Schedule 1 hereto (collectively, the “Vessel Sale and Purchase”) in accordance with the terms and conditions of this Agreement, the Memoranda of Agreement applicable to each such Vessel, each entered into as of the date hereof and attached hereto as Exhibits A-1 through A-6, for the aggregate purchase price of (i) $367,030,750 in cash (the “Vessel Purchase Price”) to the Sellers, (ii) an aggregate of $28,250,000 in the form of a note attached hereto as Exhibit B (the “Note,” and together with the Vessel Purchase Price, the “Aggregate Vessel Consideration”) convertible into 2,260,000 shares of Buyer’s Common Stock at a price of $12.50 per share (the “Note Shares”), which shall be issued to the Investors as nominees for the Sellers; and (iii) up to 4,308,075 shares of Buyer’s Common Stock (the “Additional Investment Shares” and together with the Note Shares (if any), the “Investment Shares”) to the Investors as nominees for the Sellers if Buyer achieves a certain EBITDA.”
     2. The parties hereto agree to amend the Master Agreement to amend Section 1.1 thereof by deleting the definition of “Merger” and “Merger Approval.”
     3. The parties hereto agree to amend the Master Agreement to amend Section 1.1 thereof by inserting the following defined term:
          “Aggregate Vessel Consideration” has the meaning set forth in Recital C hereof.

     4. The parties hereto agree to amend the Master Agreement to amend Section 3.3 thereof by striking said section in its entirety and substituting for it the following:
     “3.3. Non Delivery of Vessel(s). If, after the Initial Closing, any Vessel is not delivered by the relevant Seller to the relevant Buyer or Vessel-owning subsidiary nominee for any reason whatsoever:
(a)	the amount of Additional Investment Shares shall be reduced pro rata by the percentage obtained by comparing the cash part of the purchase price of such non-delivered Vessel as set forth in the applicable MOA to the Vessel Purchase Price; and

(b)	the amount of the Note shall be reduced for that portion of the Note allocated to such non-delivered Vessel pursuant to Schedule 1 hereto.”
     5. The parties hereto agree to amend the Master Agreement to amend Section 5.1(d) thereof by striking the phrase “and Merger Approval.”
     6. The parties hereto agree to amend the Master Agreement to amend Section 7.10 thereof by striking said section in its entirety and substituting for it the following:
     “7.10. Payment of Dividends. Commencing with the second full quarter following the Initial Closing, and for a period of one year thereafter, Seanergy and Buyer may declare and pay dividends.”
     7. The parties hereto agree to amend the Master Agreement to amend Section 7.11 thereof by (a) striking the phrase “for one year after the Initial Closing” in the first line thereof and substituting for it the phrase “Commencing with the second full quarter following the Initial Closing, and for a period of one year thereafter,” and (b) striking the phrase “in connection with the Merger in exchange for the above described Common Stock of Seanergy” in the last line thereof, and substituting for it the phrase “in connection with the liquidation and dissolution of Seanergy, if applicable.”
     8. The parties hereto agree to amend the Master Agreement to amend Section 8.1 by deleting subsection 8.1(k).
     9. The parties hereto agree to amend the Master Agreement to amend Section 9.1 thereof by (i) deleting the second sentence of Section 9.1 in its entirety and (ii) striking the phrase “July 30, 2008” in the seventh line thereof and substituting for it the phrase “August 14, 2008.”
     10. The parties hereto agree to amend the Master Agreement to amend Schedule 1 thereof by striking said schedule in its entirety and substituting for it Schedule 1 hereto.
     11. The parties hereto agree to amend the Master Agreement to amend Exhibits A-1 and A-3 through A-6 thereto to include corresponding addendums No. 1 to each of such MOAs each dated July 14, 2008, as attached hereto as Exhibits A-1(a) and A-3(a) through A-6(a) hereto.

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MISCELLANEOUS
     12. The parties hereto acknowledge and confirm that other than as amended herein, the Master Agreement shall remain in full force and effect and shall continue to evidence, guarantee and support their respective obligations.
     13. The parties hereto acknowledge and agree that any breach of any provision herein or failure by any party hereto to comply with and perform any of the agreements contained herein shall constitute a breach under the Master Agreement.
     14. This Amendment may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
     15. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment shall be exclusively referred to arbitration in London and conducted in accordance with Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Amendment shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Amendment or the other Transaction Documents, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Amendment, Seanergy, Buyer and their subsidiaries shall be deemed to be one party, and Investors and Sellers shall be deemed to be one party.
     16. Capitalized terms used but not defined herein shall have the meanings specified in the Master Agreement.
[Signature page follows]

3

          IN WITNESS WHEREOF, the parties hereto, in the respective capacities under the agreements to which they are a party, by their officers duly authorized, have executed this Agreement as of the date first above written.
SEANERGY MARITIME CORP.

By:	/s/ Georgios Koutsolioutsos
Name: Georgios Koutsolioutsos
Title: Chairman
SEANERGY MARITIME HOLDINGS CORP. (f/k/a SEANERGY MERGER CORP.)

By:	/s/ Georgios Koutsolioutsos
Name: Georgios Koutsolioutsos
Title: Chairman
The Investors have caused this Agreement to be executed solely to indicate their acceptance of and agreement to their obligations set forth in Sections 2.3, 4.2,6.1(b), 7.9 and 7.11.
UNITED CAPITAL INVESTMENTS CORP.

By:	/s/ Evan Breibart
Name: Evan Breibart
Title: Attorney-in-fact
ATRION SHIPHOLDING S.A.

By:	/s/ Evan Breibart
Name: Evan Breibart
Title: Attorney-in-fact
PLAZA SHIPHOLDING CORP.

By:	/s/ Evan Breibart
Name: Evan Breibart
Title: Attorney-in-fact
COMET SHIPHOLDING, INC.

By:	/s/ Evan Breibart
Name: Evan Breibart
Title: Attorney-in-fact

The Sellers

VALDIS MARINE CORP.		PAVEY SERVICES LTD.

By:	/s/ Evan Breibart	By:	/s/ Evan Breibart
	Name: Evan Breibart		Name: Evan Breibart
	Title: Attorney-in-fact		Title: Attorney-in-fact

GOLDIE NAVIGATION LTD.		SHORELINE UNIVERSAL LIMITED

By:	/s/ Evan Breibart	By:	/s/ Evan Breibart

	Name: Evan Breibart		Name: Evan Breibart
	Title: Attorney-in-fact		Title: Attorney-in-fact

KALISTOS MARITIME S.A.		KALITHEA MARITIME S.A.

By:	/s/ Evan Breibart	By:	/s/ Evan Breibart

	Name: Evan Breibart		Name: Evan Breibart
	Title: Attorney-in-fact		Title: Attorney-in-fact

SCHEDULE 1
The Sellers and the Vessels

		Seller					Cash	Promissory
	Seller	Jurisdiction	Vessel	Year Built	Flag	DWT	Consideration	Note
1	Valdis Marine Corp.	Marshall Islands	African Oryx	1997	Bahamas	24,111	$41,000,000	$3,080,750

2	Goldie Navigation Ltd.	Marshall Islands	African Zebra	1985	Bahamas	38,632	$34,500,000	-0-

3	Kalistos Maritime S.A.	Marshall Islands	Domestic Trade	2008	Bahamas	54,000	$83,500,000	$5,000,000
			Ministry Kouan
			Shipbuilding
			Industry Co. Hull
			No. KA215
			(Davakis G.)

4	Kalithea Maritime S.A.	Marshall Islands	Domestic Trade	2008	Bahamas	54,000	$81,030,750	$2,469,250
			Ministry Kouan
			Shipbuilding
			Industry Co. Hull
			No. KA216 (Delos
			Ranger)

5	Pavey Services Ltd.	British Virgin Islands	Bremen Max	1993	Isle of Man	73,500	$62,750,000	$7,600,000

6	Shoreline Universal Limited	British Virgin Islands	Hamburg Max	1994	Isle of Man	73,500	$64,250,000	$10,100,000

A - 1 (a)
THIS ADDENDUM No. 1 is made on this 14th July 2008.
BETWEEN:
(1)	VALDIS MARINE CORP., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (the “Seller”);
AND
(2)	CYNTHERA NAVIGATION LTD., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (the “Buyer”).
WHEREAS:
(A)	By a memorandum of agreement (“the “MOA”) dated 20 May 2008 made between Seanergy Maritime Corp. (“Seanergy”) or its guaranteed nominee and the Seller, the Seller agreed to sell to, and Seanergy agreed to buy, m.v. “African Oryx” (the “Vessel”) on the terms and conditions set out therein.

(B)	By an acknowledgement and agreement dated 26 May 2008, (i) Seanergy nominated the Buyer, and the Buyer agreed, to acquire the Vessel from the Seller and (ii) Seanergy guaranteed the performance by the Buyer of the obligations under the MOA thereby assumed by the Buyer.

(C)	Pursuant to the Master Agreement (as defined in the MOA) a portion of the purchase price of the Vessel and the other Vessels referred to therein is payable in the form of a note in the aggregate amount of US $28,250,000 convertible into 2,260,000 shares of Common Stock of Seanergy Merger Corp. of Marshall Islands (“Seanergy Merger”) at a price of USD 12.50 per share (the “Note”) which will be issued by Seanergy Merger and will be delivered to the Investors (as defined in the Master Agreement) on the Initial Closing Date.
NOW IT IS AGREED as follows with effect from the date of this Agreement:
1.	Words and expressions defined in the MOA or in the Master Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.

2.	Clause I of the MOA is hereby amended as follows:
1.	Purchase Price
USD 44,080,750 (Forty Four million Eighty thousand Seven Hundred Fifty United States Dollars) only, out of which USD 41,000,000 (Forty One million

 2
United States Dollars) is payable in cash (the “Cash Consideration”) and USD 3,080,750 (Three million Eighty thousand Seven hundred Fifty United States Dollars) (the “Note Portion”) is included in the Note (as defined in the Master Agreement) which will be delivered to the Investors on the Initial Closing Date as provided in the Master Agreement.

3.	The Seller hereby confirms that the issuance of the Note by Seanergy Merger and delivery thereof to the Investors on the Initial Closing Date will constitute compliance of Buyer’s obligation to pay the Note Portion.

4.	All references in Clauses 2, 5d, 13, 14 and 17 of the MOA to a deposit of 20% of the Purchase Price and/or to the deposit, shall be construed as references to a deposit of 20% of the Cash Consideration.

5.	The reference to the Purchase Price of the Vessel contained in Clause 3 of the MOA shall be construed as reference to the Cash Consideration.

6.	The reference to the balance of 80 pct of the Purchase Price contained in Clause 17 of the MOA, shall be construed as reference to 80 pct of the Cash Consideration.

7.	For the purposes of Clause 13 of the MOA, Buyers’ non compliance with their obligations under Clause 3 shall be deemed to include Buyers’ failure to pay the Cash Consideration and/or to procure the delivery of the Note by Seanergy Merger to the Investors (as defined in the Master Agreement).

8.	If after the Initial Closing Date, the Vessel is not delivered to the Buyer for any reason whatsoever, the amount of the Note will be reduced by the Note Portion applicable to the Vessel as provided in the Master Agreement.

9.	The name of the Vessel will not change after delivery to the Buyer and therefore Clause 12 of the MOA will not apply in relation to Vessel’s name.

10.	All other terms and conditions of the MOA, which are not amended hereby, remain in full force and effect.

For and on behalf of the Seller	For and on behalf of the Buyer

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Agreed and accepted this 14th July 2008.

for and on behalf of
Seanergy Maritime Corp.

A - 3 (a)
THIS ADDENDUM No. 1 is made on this 14th July 2008.
BETWEEN:
(1)	PAVEY SERVICES LTD., a company incorporated in the British Virgin Islands and having its registered office at P.O. Box 3174, Road Town, Tortola, British Virgin Islands (the “Seller”);
AND
(2)	MARTINIQUE INTERNATIONAL CORP., a company incorporated in the British Virgin Islands and having its registered office at P.O. Box 3174, Road Town, Tortola, British Virgin Islands (the “Buyer”).
WHEREAS:
(A)	By a memorandum of agreement (the “MOA”) dated 20 May 2008 made between Seanergy Maritime Corp. (“Seanergy”) or its guaranteed nominee and the Seller, the Seller agreed to sell to, and Seanergy agreed to buy, m.v. “Bremen Max” (the “Vessel”) on the terms and conditions set out therein.

(B)	By an acknowledgement and agreement dated 26 May 2008, (i) Seanergy nominated the Buyer, and the Buyer agreed, to acquire the Vessel from the Seller and (ii) Seanergy guaranteed the performance by the Buyer of the obligations under the MOA thereby assumed by the Buyer.

(C)	Pursuant to the Master Agreement (as defined in the MOA) a portion of the purchase price of the Vessel and the other Vessels referred to therein is payable in the form of a note in the aggregate amount of US $28,250,000 convertible into 2,260,000 shares of Common Stock of Seanergy Merger Corp. of Marshall Islands (“Seanergy Merger”) at a price of USD 12.50 per share (the “Note”) which will be issued by Seanergy Merger and will be delivered to the Investors (as defined in the Master Agreement) on the Initial Closing Date.
NOW IT IS AGREED as follows with effect from the date of this Agreement:
1.	Words and expressions defined in the MOA or in the Master Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires;

2.	Clause 1 of the MOA is hereby amended as follows:
1.	Purchase Price
USD 70,350,000 (Seventy million Three hundred fifty thousand United States Dollars) only, out of which USD 62,750,000 (Sixty Two million Seven hundred

2

Fifty thousand United States Dollars) is payable in cash (the “Cash Consideration”) and USD 7,600,000 (Seven million Six hundred thousand United States Dollars) (the “Note Portion’’) is included in the Note (as defined in the Master Agreement) which will be delivered to the Investors on the Initial Closing Date as provided in the Master Agreement.

3.	The Seller hereby confirms that the issuance of the Note by Seanergy Merger and delivery thereof to the Investors on the Initial Closing Date will constitute compliance of Buyer’s obligation to pay the Note Portion.

4.	All references in Clauses 2, 5d, 13, 14 and 17 of the MOA to a deposit of 20% of the Purchase Price and/or to the deposit, shall be construed as references to a deposit of 20% of the Cash Consideration.

5.	The reference to the Purchase Price of the Vessel contained in Clause 3 of the MOA shall be construed as reference to the Cash Consideration.

6.	The reference to the balance of 80 pct of the Purchase Price contained in Clause 17 of the MOA. shall be construed as reference to 80 pct of the Cash Consideration.

7.	For the purposes of Clause 13 of the MOA, Buyers’ non compliance with their obligations under Clause 3 shall be deemed to include Buyers’ failure to pay the Cash Consideration and/or to procure the delivery of the Note by Seanergy Merger to the Investors (as defined in the Master Agreement).

8.	If after the Initial Closing Date, the Vessel is not delivered to the Buyer for any reason whatsoever, the amount of the Note will be reduced by the Note Portion applicable to the Vessel as provided in the Master Agreement.

9.	The name of the Vessel will not change after delivery to the Buyer and therefore Clause 12 of the MOA will not apply in relation to Vessel’s name.

10.	All other terms and conditions of the MOA, which are not amended hereby, remain in full force and effect.

For and on behalf of the Seller	For and on behalf of the Buyer

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Agreed and accepted this 14th July 2008.

for and on behalf of
Seanergy Maritime Corp.

A - 4 (a)
THIS ADDENDUM No. 1 is made on this 14th July 2008.
BETWEEN:
(1)	KALISTOS MARITIME S.A., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajcltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Seller”);
AND
(2)	AMAZONS MANAGEMENT INC., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Buyer”).
WHEREAS:
(A)	By a memorandum of agreement (the “MOA”) dated 20 May 2008 made between Seanergy MaritimeCorp. (“Seanergy”) or its guaranteed nominee and the Seller, the Seller agreed to sell to, and Seanergy agreed to buy, m.v. “DAVAKIS G.” (the “Vessel”) on the terms and conditions set out therein.
(B)	By an acknowledgement and agreement dated 26 May 2008, (i) Seanergy nominated the Buyer, and the Buyer agreed, to acquire the Vessel from the Seller and (ii) Seanergy guaranteed the performance by the Buyer of the obligations under the MOA thereby assumed by the Buyer.
(C)	Pursuant to the Master Agreement (as defined in the MOA) a portion of the purchase price of the Vessel and the other Vessels referred to therein is payable in the form of a note in the aggregate amount of US $28,250,000 convertible into 2.260,000 shares of Common Stock of Seanergy Merger Corp. of Marshall Islands (“Seanergy Merger”) at a price of USD 12.50 per share (the “Note”) which will be issued by Seanergy Merger and will be delivered to the Investors (as defined in the Master Agreement) on the Initial Closing Dale.
NOW IT IS AGREED as follows with effect from the date of this Agreement:
1.	Words and expressions defined in the MOA or in the Master Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.
2.	Clause 1 of the MOA is hereby amended as follows:
1.	Purchase Price
USD 88,500,000 (Eighty Eight million Five hundred thousand United States Dollars) only, out of which USD 83,500,000 (Eighty Three million Five hundred

 2
thousand United States Dollars) is payable in cash (the “Cash Consideration”) and USD 5,000,000 (Five million United States Dollars) (the “Note Portion”) is included in the Note (as defined in the Master Agreement) which will be delivered to the Investors on the Initial Closing Date as provided in the Master Agreement.
3.	The Seller hereby confirms that the issuance of the Note by Seanergy Merger and delivery thereof to the Investors on the Initial Closing Date will constitute compliance of Buyer’s obligation to pay the Note Portion.
4.	All references in Clauses 2, 5d, 13, 14 and 17 of the MOA to a deposit of 20% of the Purchase Price and/or to the deposit, shall be construed as references to a deposit of 20% of the Cash Consideration.
5.	The reference to the Purchase Price of the Vessel contained in Clause 3 of the MOA shall be construed as reference to the Cash Consideration.
6.	The reference to the balance of 80 pct of the Purchase Price contained in Clause 17 of the MOA, shall be construed as reference to 80 pct of the Cash Consideration.
7.	For the purposes of Clause 13 of the MOA, Buyers’ non compliance with their obligations under Clause 3 shall be deemed to include Buyers’ failure to pay the Cash Consideration and/or to procure the delivery of the Note by Seanergy Merger to the Investors (as defined in the Master Agreement).
8.	If after the Initial Closing Date, the Vessel is not delivered to the Buyer for any reason whatsoever, the amount of the Note will be reduced by the Note Portion applicable to the Vessel as provided in the Master Agreement.
9.	The name of the Vessel will not change after delivery to the Buyer and therefore Clause 12 of the MOA will not apply in relation to Vessel’s name.
10.	All other terms and conditions of the MOA, which are not amended hereby, remain in full force and effect.

For and on behalf of the Seller	For and on behalf of the Buyer

 3
Agreed and accepted this 14th July 2008.

for and on behalf of
Seanergy Maritime Corp.

A - 5 ( a )
THIS ADDENDUM No. 1 is made on this 14th July 2008.
BETWEEN:
(1)	SHORELINE UNIVERSAL LTD., a company incorporated in the British Virgin Islands and having its registered office at P.O. Box 3174, Road Town, Tortola, British Virgin Islands (the “Seller”);
AND
(2)	HARBOUR BUSINESS INTERNATIONAL CORP., a company incorporated in the British Virgin Islands and having its registered office at P.O. Box 3174, Road Town, Tortola, British Virgin Islands (the “Buyer”).
WHEREAS:
(A)	By a memorandum of agreement (the “MOA”) dated 20 May 2008 made between Seanergy Maritime Corp. (“Seanergy”) or its guaranteed nominee and the Seller, the Seller agreed to sell to, and Seanergy agreed to buy, m.v. “Hamburg Max” (the “Vessel”) on the terms and conditions set out therein.

(B)	By an acknowledgement and agreement dated 26 May 2008, (i) Seanergy nominated the Buyer, and the Buyer agreed, to acquire the Vessel from the Seller and (ii) Seanergy guaranteed the performance by the Buyer of the obligations under the MOA thereby assumed by the Buyer.

(C)	Pursuant to the Master Agreement (as defined in the MOA) a portion of the purchase price of the Vessel and the other Vessels referred to therein is payable in the form of a note in the aggregate amount of US $28,250,000 convertible into 2,260,000 shares of Common Stock of Seanergy Merger Corp. of Marshall Islands (“Seanergy Merger”) at a price of USD 12.50 per share (the “Note”) which will be issued by Seanergy Merger and will be delivered to the Investors (as defined in the Master Agreement) on the Initial Closing Date.
NOW IT IS AGREED as follows with effect from the date of this Agreement:
1.	Words and expressions defined in the MOA or in the Master Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.

2.	Clause 1 of the MOA is hereby amended as follows:
1.	Purchase Price
USD 74,350,000 (Seventy Four million Three hundred Fifty thousand United States Dollars) only, out of which USD 64,250,000 (Sixty Four million Two

 2
hundred Fifty thousand United States Dollars) is payable in cash (the “Cash Consideration”) and USD 10,100,000 (Ten million One hundred thousand United States Dollars) (the “Note Portion”) is included in the Note (as defined in the Master Agreement) which will be delivered to the Investors on the Initial Closing Date as provided in the Master Agreement.

3.	The Seller hereby confirms that the issuance of the Note by Seanergy Merger and delivery thereof to the Investors on the Initial Closing Date will constitute compliance of ‘Buyer’s obligation to pay the Note Portion.

4.	All references in Clauses 2, 5d, 13, 14 and 17 of the MOA to a deposit of 20% of the Purchase Price and/or to the deposit, shall be construed as references to a deposit of 20% of the Cash Consideration.

5.	The reference to the Purchase Price of the Vessel contained in Clause 3 of the MOA shall be construed as reference to the Cash Consideration.

6.	The reference to the balance of 80 pct of the Purchase Price contained in Clause 17 of the MOA, shall be construed as reference to 80 pct of the Cash Consideration.

7.	For the purposes of Clause 13 of the MOA, Buyers’ non compliance with their obligations under Clause 3 shall be deemed to include Buyers’ failure to pay the Cash Consideration and/or to procure the delivery of the Note by Seanergy Merger to the Investors (as defined in the Master Agreement).

8.	If after the Initial Closing Date, the Vessel is not delivered to the Buyer for any reason whatsoever, the amount of the Note will be reduced by the Note Portion applicable to the Vessel as provided in the Master Agreement.

9.	The name of the Vessel will not change after delivery to the Buyer and therefore Clause 12 of the MOA will not apply in relation to Vessel’s name.

10.	All other terms and conditions of the MOA, which are not amended hereby, remain in full force and effect.

For and on behalf of the Seller	For and on behalf of the Buyer

 3
Agreed and accepted this 14th July 2008.

for and on behalf of
Seanergy Maritime Corp.

A - 6 ( a )
THIS ADDENDUM No. 1 is made on this 14th July 2008.
BETWEEN:
(1)	KALITHEA MARITIME S.A., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Seller”);
AND
(2)	LAGOON SHIPHOLDING LTD., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Buyer”).
WHEREAS:
(A)	By a memorandum of agreement (the “MOA”) dated 20 May 2008 made between Seanergy Maritime Corp. (“Seanergy”) or its guaranteed nominee and the Seller, the Seller agreed to sell to, and Seanergy agreed to buy, m.v. “Delos Ranger” (the “Vessel”) on the terms and conditions set out therein.

(B)	By an acknowledgement and agreement dated 26 May 2008, (i) Seanergy nominated the Buyer, and the Buyer agreed, to acquire the Vessel from the Seller and (ii) Seanergy guaranteed the performance by the Buyer of the obligations under the MOA thereby assumed by the Buyer.

(C)	Pursuant to the Master Agreement (as defined in the MOA) a portion of the purchase price of the Vessel and the other Vessels referred to therein is payable in the form of a note in the aggregate amount of US $28,250,000 convertible into 2,260,000 shares of Common Stock of Seanergy Merger Corp. of Marshall Islands (“Seanergy Merger”) at a price of USD 12.50 per share (the “Note”) which will be issued by Seanergy Merger and will be delivered to the Investors (as defined in the Master Agreement) on the Initial Closing Date.
NOW IT IS AGREED as follows with effect from the date of this Agreement:
1.	Words and expressions defined in the MOA or in the Master Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.

2.	Clause I of the MOA is hereby amended as follows:
1.	Purchase Price
USD 83,500,000 (Eighty Three million Five hundred thousand United States Dollars) only, out of which USD 81,030,750 (Eighty One million Thirty thousand

2

Seven hundred Fifty United States Dollars) is payable in cash (the “Cash Consideration”) and USD 2,469,250 (Two million Four hundred Sixty Nine thousand Two hundred Fifty United States Dollars) (the “Note Portion”) is included in the Note (as defined in the Master Agreement) which will be delivered to the Investors on the Initial Closing Date as provided in the Master Agreement.

3.	The Seller hereby confirms that the issuance of the Note by Seanergy Merger and delivery thereof to the Investors on the Initial Closing Date will constitute compliance of Buyer’s obligation to pay the Note Portion.

4.	All references in Clauses 2, 5d, 13, 14 and 17 of the MOA to a deposit of 20% of the Purchase Price and/or to the deposit, shall be construed as references to a deposit of 20% of the Cash Consideration.

5.	The reference to the Purchase Price of the Vessel contained in Clause 3 of the MOA shall be construed as reference to the Cash Consideration.

6.	The reference to the balance of 80 pct of the Purchase Price contained in Clause 17 of the MOA, shall be construed as reference to 80 pct of the Cash Consideration.

7.	For the purposes of Clause 13 of the MOA, Buyers’ non compliance with their obligations under Clause 3 shall be deemed to include Buyers’ failure to pay the Cash Consideration and/or to procure the delivery of the Note by Seanergy Merger to the Investors (as defined in the Master Agreement).

8.	If after the Initial Closing Date, the Vessel is not delivered to the Buyer for any reason whatsoever, the amount of the Note will be reduced by the Note Portion applicable to the Vessel as provided in the Master Agreement.

9.	The name of the Vessel will not change after delivery to the Buyer and therefore Clause 12 of the MOA will not apply in relation to Vessel’s name.

10.	All other terms and conditions of the MOA, which are not amended hereby, remain in full force and effect.

For and on behalf of the Seller	For and on behalf of the Buyer

3

Agreed and accepted this 14th July 2008.

for and on behalf of
Seanergy Maritime Corp.